Exhibit 99.1

FOR IMMEDIATE RELEASE

Editorial Contact
Debbie Clima
Adaptec, Inc.
408-957-1762
debbie_clima@adaptec.com

Investor Contact
Mary Camarata
Adaptec, Inc.
408-957-1630
mary_camarata@adaptec.com

ADAPTEC REPORTS RESULTS FOR THE THIRD QUARTER OF FISCAL 2007

Q3 Net Revenue: $60.7 Million, Earnings Per Share From Continuing Operations $0.04 GAAP and ($0.04) Non-GAAP

MILPITAS, Calif. – January 30, 2007 – Adaptec, Inc. (NASDAQ: ADPT), a global leader in storage solutions, today reported financial results for the third quarter of its fiscal year 2007, which ended on December 31, 2006.

Net revenue for the Company's third quarter of fiscal 2007 was $60.7 million, compared with $86.6 million for the third quarter of fiscal 2006. Income from continuing operations, computed on a generally accepted accounting principles (GAAP) basis, for the third quarter of fiscal 2007 was $5.1 million or $0.04 per share, compared with a loss from continuing operations of ($6.1) million or ($0.05) per share for the third quarter of fiscal 2006.

GAAP net income for the third quarter of fiscal 2007 was $6.4 million or $0.05 per share, compared with a net loss of ($3.3) million or ($0.03) per share for the third quarter of fiscal 2006.

Non-GAAP loss from continuing operations for the third quarter of fiscal 2007 was ($5.1) million or ($0.04) per share, compared with a non-GAAP income from continuing operations of $1.4 million or $0.01 per share for the third quarter of fiscal 2006. The difference in GAAP vs. non-GAAP this quarter is primarily attributed to a one-time tax benefit of $12.9 million as a result of settling disputes with U.S. taxing authorities for the years of 2002 and 2003.

"The majority of our shortfall this quarter has to do with a significant decrease in actual revenue versus forecasts from our largest original equipment manufacturer (OEM) customer, IBM," said S. "Sundi" Sundaresh, president and CEO of Adaptec. "We are certainly very disappointed with this shortfall and clearly not satisfied with our current financial model. While current business trends are challenging, we continue to remain focused on aggressively implementing our future growth strategy which includes acquisitions that align with our strategy and also help to provide critical mass in terms of products and revenue to Adaptec."

A complete reconciliation between GAAP and non-GAAP information referred to in this release is provided in the attached tables. The Snap Server systems business, which had previously been classified as a discontinued operation, has been re-classified as part of Adaptec's continuing operations and is reflected as such in these results. For purposes of comparison, results from prior periods also reflect this reclassification.

Conference Call

The Adaptec third quarter fiscal 2007 earnings conference call is scheduled for 1:45 p.m. Pacific Time on January 30, 2007. Individuals may participate via webcast by visiting www.adaptec.com/investor 15 minutes prior to the call. A telephone replay of the teleconference will be available through February 14, 2007 by calling (888) 203-1112 in the U.S. or (719) 457-0820 internationally and referencing reservation number 1859496.

About Adaptec

Adaptec, Inc. (NASDAQ: **ADPT**) provides trusted storage solutions that reliably move, manage, and protect critical data and digital content. Adaptec's software and hardware-based solutions are delivered through leading Original Equipment Manufacturers (OEMs) and channel partners to provide storage connectivity, data protection, and networked storage to enterprises, government organizations, medium and small businesses worldwide. More information is available at **www.adaptec.com**.

Safe Harbor Statement

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements are statements regarding future events or the future performance of Adaptec, and include the Company's expected revenue and operating results for the third quarter of fiscal 2007. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These risks include: identifying and completing transactions with attractive acquisition targets and challenges inherent in integrating acquired businesses; achieving necessary support from the contract manufacturers to whom we have outsourced manufacturing, assembly and packaging of our products; retaining key management; Adaptec's ability to launch new software products; difficulty in forecasting the volume and timing of customer orders; reduced demand in the server, network storage and desktop computer markets; our target markets' failure to accept, or delay in accepting, network storage and other advanced storage solutions, including our SAS, SATA and iSCSI lines of products; decline in consumer acceptance of our current products; the timing and volume of orders by OEM customers for storage products; our ability to control and manage costs associated with the delivery of new products; and the adverse effects of the intense competition we face in our business. For a more complete discussion of risks related to our business, reference is made to the section titled "Risk Factors" included in our Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2006, on file with the Securities and Exchange Commission. Adaptec assumes no obligation to update any forward looking information that is included in this release.

Adaptec is a registered trademark in the United States and other countries. Other product and company names are trademarks or registered trademarks of their respective owners.

###

Adaptec, Inc.

GAAP Condensed Consolidated Statements of Operations and Reconciliation of GAAP to Non-GAAP Operating Results (*)
(unaudited)

	Three-Month Period Ended					
	December 31, 2006			December 31, 2005		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	(in thousands, except per share amounts)					
Net revenues	$ 60,650	$ --	$ 60,650	$ 86,647	$ --	$ 86,647
Cost of revenues	45,807	(147)(a)	45,660	56,477	(21)(a)	56,456
Gross profit	14,843	147	14,990	30,170	21	30,191
Operating expenses:						
Research and development	12,931	(986)(a)	11,945	15,990	(36)(a)	15,954
Selling, marketing and administrative	15,346	(1,107)(a)	14,239	18,057	(886)(a)	17,171
Amortization of acquisition-related intangible assets	1,470	(1,470)(b)	--	1,689	(1,689)(c)	--
Restructuring charges	(385)	385 (d)	--	2,587	(2,587)(d)	--
Other charges	--	--	--	1,472	(1,472)(e)	--
Total operating expenses	29,362	(3,178)	26,184	39,795	(6,670)	33,125
Loss from continuing operations	(14,519)	3,325	(11,194)	(9,625)	6,691	(2,934)
Interest and other income	6,600	--	6,600	4,479	--	4,479
Interest expense	(790)	--	(790)	(758)	--	(758)
Income (loss) from continuing operations before income taxes	(8,709)	3,325	(5,384)	(5,904)	6,691	787
Provision for (benefit from) income taxes	(13,786)	13,503 (f)	(283)	194	(828)(g)	(634)
Income (loss) from continuing operations	5,077	(10,178)	(5,101)	(6,098)	7,519	1,421
Discontinued operations:						
Loss from discontinued operations, net of taxes	--	--	--	(665)	508 (h)	(157)
Income from disposal of discontinued operations, net of taxes	1,301	(1,301)(h)	--	3,502	(3,502)(h)	--
Income (loss) from discontinued operations	1,301	(1,301)	--	2,837	(2,994)	(157)
Net income (loss)	$ 6,378	$ (11,479)	$ (5,101)	$ (3,261)	$ 4,525	$ 1,264
Income (loss) per common share:						
Basic						
Continuing operations	$ 0.04		$ (0.04)	$ (0.05)		$ 0.01
Discontinued operations	$ 0.01		$ --	$ 0.02		$ (0.00)
Net income (loss)	$ 0.05		$ (0.04)	$ (0.03)		$ 0.01
Diluted						
Continuing operations	$ 0.04		$ (0.04)	$ (0.05)		$ 0.01
Discontinued operations	$ 0.01		$ --	$ 0.02		$ (0.00)
Net income (loss)	$ 0.05		$ (0.04)	$ (0.03)		$ 0.01
Shares used in computing income (loss) per share:						
Basic	116,959	--	116,959	113,531	--	113,531
Diluted	137,330	(20,371)(i)	116,959	113,531	1,906 (j)	115,437

The amounts for all periods presented reflect the reclassification of our Snap Server systems business from discontinued operations to continuing operations.


Adaptec, Inc.
GAAP Condensed Consolidated Statements of Operations and
Reconciliation of GAAP to Non-GAAP Operating Results (*)
(unaudited)


	Nine-Month Period Ended					
	December 31, 2006			December 31, 2005		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
	(in thousands, except per share amounts)					
Net revenues	$ 203,274	$ --	$ 203,274	$ 263,048	$ --	$ 263,048
Cost of revenues	139,618	(521)(a)	139,097	178,661	(217)(a)	178,444
Gross profit	63,656	521	64,177	84,387	217	84,604
Operating expenses:						
Research and development	43,785	(3,546)(a)	40,239	52,226	(502)(a)	51,724
Selling, marketing and administrative	46,433	(3,538)(a)	42,895	55,757	(3,741)(a)	52,016
Amortization of acquisition-related intangible assets	4,526	(4,526)(b)	--	7,545	(7,545)(k)	--
Restructuring charges	3,711	(3,711)(d)	--	3,105	(3,105)(d)	--
Goodwill impairment	--	--	--	90,602	(90,602)(l)	--
Other charges	13,942	(13,942)(m)	--	1,472	(1,472)(e)	--
Total operating expenses	112,397	(29,263)	83,134	210,707	(106,967)	103,740
Loss from continuing operations	(48,741)	29,784	(18,957)	(126,320)	107,184	(19,136)
Interest and other income	18,328	--	18,328	12,610	101 (n)	12,711
Interest expense	(2,549)	--	(2,549)	(2,598)	--	(2,598)
Loss from continuing operations before income taxes	(32,962)	29,784	(3,178)	(116,308)	107,285	(9,023)
Provision for (benefit from) income taxes	(61,972)	62,014 (f)	42	3,712	361 (g)	4,073
Income (loss) from continuing operations	29,010	(32,230)	(3,220)	(120,020)	106,924	(13,096)
Discontinued operations:						
Income (loss) from discontinued operations, net of taxes	132	18 (h)	150	(21,546)	20,083 (h)	(1,463)
Income (loss) from disposal of discontinued operations, net of taxes	5,031	(5,031)(h)	--	(3,474)	3,474 (h)	--
Income (loss) from discontinued operations	5,163	(5,013)	150	(25,020)	23,557	(1,463)
Net income (loss)	$ 34,173	$ (37,243)	$ (3,070)	$ (145,040)	$ 130,481	$ (14,559)
Income (loss) per common share:						
Basic						
Continuing operations	$ 0.25		$ (0.03)	$ (1.06)		$ (0.12)
Discontinued operations	$ 0.04		$ 0.00	$ (0.22)		$ (0.01)
Net income (loss)	$ 0.29		$ (0.03)	$ (1.28)		$ (0.13)
Diluted						
Continuing operations	$ 0.23		$ (0.03)	$ (1.06)		$ (0.12)
Discontinued operations	$ 0.04		$ 0.00	$ (0.22)		$ (0.01)
Net income (loss)	$ 0.27		$ (0.03)	$ (1.28)		$ (0.13)
Shares used in computing income (loss) per share:						
Basic	116,298	--	116,298	112,980	--	112,980
Diluted	136,437	(20,139)(i)	116,298	112,980	--	112,980

The amounts for all periods presented reflect the reclassification of our Snap Server systems business from discontinued operations to continuing operations.

_____

(*) To supplement our consolidated financial statements presented in accordance with generally accepted accounting principles (GAAP), we use non-GAAP measures of operating results, net income/(loss) and earnings per share, which are adjusted from results based on GAAP to exclude certain expenses, gains and losses. These non-GAAP measures are provided to enhance the user's overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that we believe are not indicative of our core operating results. In addition, since we have historically reported non-GAAP results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting. Further, these non-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. The non-GAAP information is presented using consistent methodology from quarter-to-quarter and year-to-year. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

(a) Share-based compensation expense in accordance with FAS 123 (R), management incentive program associated with the Snap Appliance acquisition (acquired in July 2004) and deferred compensation expense related to assumed stock options associated with the Snap Appliance acquisition. These assumed options were negotiated as part of the acquisition and represent compensation over and above the amounts that we provided to these acquired employees. Amounts are summarized below:

(in millions)	Three-month ended December 31, 2006		Three-month ended December 31, 2005		Nine-month ended December 31, 2006		Nine-month ended December 31, 2005		Three-month ended September 30, 2006
Stock-based compensation expense	$	2.2	$	--	$	6.8	$	--	$ 2.0
Management incentive program		--		0.8		0.8		3.4	0.2
Deferred compensation expense		--		0.1		--		1.1	--
Total	$	2.2	$	0.9	$	7.6	$	4.5	$ 2.2

(b) Amortization of acquisition-related intangible assets, primarily core and existing technologies, patents, tradename and customer relationships intangible assets, related to the acquisitions of Snap Appliance, the IBM i/p Series RAID business (acquired in June 2004), Elipsan (acquired in February 2004), ICP vortex (acquired in June 2003) and Eurologic (acquired in April 2003).

(c) Amortization of acquisition-related intangible assets, primarily core and existing technologies, patents, tradename and customer relationships intangible assets, related to the acquisitions of the IBM i/p Series RAID business, Elipsan, ICP vortex and Eurologic.

(d) Restructuring charges primarily related to (i) activities under the first and second quarters of fiscal 2007 and third quarter of fiscal 2006 restructuring plans to simplify our infrastructure and (ii) adjustments made to previous restructuring plans for all periods presented.

(e) Loss on the sale of our Singapore manufacturing assets, buildings and improvements and inventory.

(f) Incremental income taxes associated with certain non-GAAP adjustments and a tax benefit from certain discrete tax events during the second and third quarters of fiscal 2007 related to the method and amount of settled tax disputes.

(g) Incremental income taxes associated with certain non-GAAP adjustments.

(h) Income (loss) from disposal of the IBM i/p Series RAID business, net of taxes, impairment of the IBM i/p Series RAID long-lived assets, amortization of acquisition-related intangible assets related to the acquisitions of the IBM i/p Series RAID business, ICP vortex, Eurologic and Platys Communications, management incentive program and deferred compensation expense related to assumed stock options associated with the block-based portion of its systems business, and incremental income taxes associated with certain GAAP and non-GAAP adjustments. Amounts are summarized below:

(in millions)	Three-month ended December 31, 2006	Three-month ended December 31, 2005	Nine-month ended December 31, 2006	Nine-month ended December 31, 2005	Three-month ended September 30, 2006
Impairment of the IBM i/p Series RAID Business	$ --	$ --	$ --	$ 15.5	$ --
Acquisition-related intangible assets	--	--	--	3.2	--
Management incentive program	--	0.2	--	1.0	--
Deferred compensation expense	--	--	--	0.4	--
Loss (income) from disposal of IBM i/p Series RAID, net of taxes	(1.3)	(3.5)	(5.0)	3.5	(2.4)
Income taxes	--	0.3	0.0	0.0	(0.1)
Total	$ (1.3)	$ (3.0)	$ (5.0)	$ 23.6	$ (2.5)

(i) Dilutive effect of employee options and ¾% convertible notes.

(j) Anti-dilutive effect of employee options.

(k) Amortization of acquisition-related intangible assets, primarily core and existing technologies, patents, tradename and customer relationships intangible assets, related to the acquisitions of Snap Appliance, the IBM i/p Series RAID business, Elipsan, ICP vortex, Eurologic and Platys Communications (acquired in August 2001).

(l) Impairment of goodwill.

(m) Impairment of acquisition-related intangible assets of $13.2 million, which included core and existing technology and tradename, related to the Snap Appliance acquisition and $0.7 million related to legal and consulting fees incurred in connection with the effort that had been undertaken to sell the Snap Server portion of the systems business.

(n) Loss on repurchases of 3% convertible notes.

(o) Dilutive effect of 3% convertible notes.


Adaptec, Inc.
Summary Balance Sheet and Cash Flow Data
(unaudited)


Balance Sheet Data	As of		
	December 31, 2006	March 31, 2006	December 31, 2005
	(in thousands)		
Cash, cash equivalents and marketable securities	$ 572,488	$ 556,552	$ 532,306
Accounts receivable, net	35,318	47,876	57,086
Inventories	30,634	28,259	26,215
Other intangible assets	10,059	32,524	45,816
Other assets	84,871	72,188	84,805
Assets from discontinued operations	--	--	2,140
Total assets	$ 733,370	$ 737,399	$ 748,368
Current liabilities	$ 84,699	$ 138,605	$ 140,379
Convertible notes and other long-term obligations	227,990	229,349	240,648
Stockholders' equity	420,681	369,445	367,341
Total liabilities and stockholders' equity	$ 733,370	$ 737,399	$ 748,368

Cash Flow Data	Three-Month Period Ended		
	December 31, 2006	September 30, 2006	December 31, 2005
	(in thousands)		
Net income (loss)	$ 6,378	$ 51,065	$ (3,261)
Less: Income from discontinued operations	1,301	2,308	2,837
Income (loss) from continuing operations	5,077	48,757	(6,098)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used for) operations:			
Non-cash P&L items:			
Loss on sale of long-lived assets	--	--	1,472
Non-cash effect of tax settlement	(12,877)	(45,955)	--
Stock-based compensation	2,240	2,023	223
Depreciation and amortization	3,957	4,286	6,340
Inventory-related charges	7,788	1,894	2,276
Other items	(33)	237	507
Changes in assets and liabilities	5,728	(16,313)	11,600
Net cash provided by (used for) operating activities of continuing operations	11,880	(5,071)	16,320
Net cash provided by operating activities of discontinued operations	1,897	1,010	3,427
Net cash provided by (used for) operating activities	$ 13,777	$ (4,061)	$ 19,747
Other significant cash flow activities:			
Proceeds from issuance of common stock	1,304	2,704	775
Proceeds from sale of business	--	--	24,126

The amounts for all periods presented reflect the reclassification of our Snap Server systems business from discontinued operations to continuing operations.


Adaptec, Inc.
GAAP Condensed Consolidated Statements of Operations and
Reconciliation of GAAP to Non-GAAP Operating Results (*)
(unaudited)


		Three-Month Period Ended	
		September 30, 2006	
	GAAP	Adjustments	Non-GAAP
	(in thousands, except per share amounts)		
Net revenues	$ 73,553	$ --	$ 73,553
Cost of revenues	47,010	(186)(a)	46,824
Gross profit	**26,543**	**186**	**26,729**
Operating expenses:			
Research and development	13,560	(925)(a)	12,635
Selling, marketing and administrative	15,693	(1,099)(a)	14,594
Amortization of acquisition-related intangible assets	1,470	(1,470)(b)	--
Restructuring charges	1,085	(1,085)(d)	--
Total operating expenses	**31,808**	**(4,579)**	**27,229**
Loss from continuing operations	**(5,265)**	**4,765**	**(500)**
Interest and other income	5,825	--	5,825
Interest expense	(883)	--	(883)
Income (loss) from continuing operations before income taxes	(323)	4,765	4,442
Benefit from income taxes	(49,080)	48,297 (f)	(783)
Income from continuing operations	**48,757**	**(43,532)**	**5,225**
Discontinued operations:			
Loss from discontinued operations, net of taxes	(132)	(49)(h)	(181)
Income from disposal of discontinued operations, net of taxes	2,440	(2,440)(h)	--
Income (loss) from discontinued operations	**2,308**	**(2,489)**	**(181)**
Net income	**$ 51,065**	**$ (46,021)**	**$ 5,044**
Income (loss) per common share:			
Basic			
Continuing operations	$ 0.42		$ 0.04
Discontinued operations	$ 0.02		$ (0.00)
Net income	$ 0.44		$ 0.04
Diluted			
Continuing operations	$ 0.36		$ 0.04
Discontinued operations	$ 0.02		$ (0.00)
Net income	$ 0.38		$ 0.04
Shares used in computing income (loss) per share:			
Basic	116,325	--	116,325
Diluted	136,735	(695)(o)	136,040

The amounts for all periods presented reflect the reclassification of our Snap Server systems business from discontinued operations to continuing operations.